Exhibit 99.1

ICON Issues Financial Guidance for Full Year 2020

Highlights

  Full Year 2020 Revenue guidance in the range of $2,972 - $3,092 million, representing growth of 5.8 – 10.0%.
  Full Year 2020 Earnings per share guidance in the range of $7.55 - $7.85, representing growth of 9.7 – 14.1%.
  Guidance includes intention to repurchase one million shares during 2020.
  Reaffirming 2019 guidance of revenue in the range of $2,790 - $2,830 million and earnings in the range of $6.81 – $6.95.

DUBLIN--(BUSINESS WIRE)--January 14, 2020--ICON plc (NASDAQ: ICLR), global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today announced its financial guidance for the year ended December 31, 2020. For the full year 2020 revenue is expected to be in the range of $2,972 - $3,092 million, representing growth of 5.8 – 10.0% and earnings per share is expected to be in the range of $7.55 - $7.85, representing growth of 9.7 – 14.1%.

CEO Steve Cutler commented “The benefits of ICON’s differentiated Patient, Site and Data strategy continue to gain traction with both new and existing customers as evidenced by our trailing twelve month book to bill of 1.32x. Supported by strong industry fundamentals, we expect this positive momentum to continue into 2020 and consequently we expect revenue to grow by 5.8 – 10% to a range of $2,972 - $3,092 million. Furthermore, by remaining focused on cost efficiencies and leveraging our global support infrastructure, we expect earnings per share to increase by 9.7 – 14.1% to a range of $7.55 - $7.85. In addition to this organic growth, we will continue to actively deploy capital to maximise shareholder value through a combination of M&A and share repurchases.”

The full year 2020 financial guidance assumes:

  US dollar to Euro exchange rate of $1.11.
  An effective tax rate of circa 12 - 13%.
  Circa $350 million - $370 million of free cash flow and capital expenditures of circa $55 million.
  Share repurchases of one million shares to be executed opportunistically during 2020 depending on cash commitments to support M&A pipeline.

With respect to 2019, the company reaffirmed its current guidance of revenue in the range of $2,790 - $2,830 million and earnings in the range of $6.81 – $6.95.

ICON will be presenting at the JP Morgan Healthcare Conference on January 14th at 10:30am PST (1:30pm EST, 6:30pm Ireland & UK). This presentation and follow-on Q&A can be accessed live from the ICON website at http://investor.iconplc.com. A recording will also be available on the website following the call.

About ICON plc

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON operates from 99 locations in 40 countries and had approximately 14,600 employees as at September 30, 2019. Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

Contacts

Investor Relations
+1 888 381 7923

Brendan Brennan, Chief Financial Officer
+353 1 291 2000

Jonathan Curtain, Vice President Corporate Finance and Investor Relations
+353 1 291 2000